ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

June 22, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:    Surgery Partners, Inc. Draft Registration Statement on Form S-1, submitted confidentially on April 22, 2015

         CIK No. 0001638833

Dear Mr. Riedler:

On behalf of Surgery Partners, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated May 19, 2015, relating to the Company’s Draft Registration Statement on Form S-1 submitted confidentially to the SEC on April 22, 2015.

The Company is concurrently confidentially submitting via EDGAR a revised Draft Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering a hard copy of this letter together with courtesy copies of the Registration Statement marked to show changes from the draft submitted confidentially on April 22, 2015.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

June 22, 2015

Market and Other Industry Data, page ii

1. We note your statements, “We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified.” It is not appropriate to infer that you are not liable for statements included in your registration statement. Please revise your disclosure to delete the statements referenced above.

Response to Comment 1:

The Company has revised the Registration Statement to delete the indicated statements in response to the Staff’s comment.

Prospectus Summary

Patients, page 3

2. Please quantify how many patients participated in your internal surveys conducted in 2014, the degree of participation and how the patient satisfaction rate is measured allowing you to achieve a 94% patient satisfaction rate.

Response to Comment 2:

The Company respectfully advises the Staff that it provided the internal survey to approximately 192,000 out of approximately 391,000 total patients in 2014. Of the 192,000 patients that received the survey, approximately 61,000 patients, or 32%, completed and returned the survey.

The surveys had a range of 12 to 33 questions, in each case tailored to the particular facility that sought patient feedback, regarding the facility, physicians, staff and treatment. In all cases, one of the questions was directed at overall patient satisfaction. Monthly reports are generated at the facility level which are aggregated to calculate, among other metrics, the overall patient satisfaction rate. Approximately 94% of the respondents to the Company’s internal surveys during 2014 reported that overall they were satisfied.

3. Please revise your disclosure to quantify the patient satisfaction rate industry average and describe how this rate is measured.

Response to Comment 3:

The Company has revised the Registration Statement to remove the reference to the patient satisfaction rate industry average.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

June 22, 2015

4. You state that according to internal surveys conducted in 2014, your patients have expressed a 94% patient satisfaction rate, which exceeds the industry average. Please expand your disclosure to describe these surveys and whether they are the same as ones used to gather industry data. If not, please explain why it is appropriate to compare a satisfaction rate achieved from your own internal surveys to an industry satisfaction rate that was achieved using different surveys.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the Registration Statement to describe the Company’s internal surveys (as noted in response to comment 4 above) and to delete the comparison between the Company’s patient satisfaction rate and the industry average rate. Please see the revisions on pages 3 and 97.

5. Please expand your disclosure to briefly describe CMS’ Ambulatory Surgical Center Quality Reporting program’s six key core ASC quality measures when you first refer to them in this section.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that there were five key core ASC quality measures as of the end of calendar year 2014 and to briefly describe such measures. Please see the revisions on pages 3 and 97.

6. We note the statement that surgeries in your facilities are less expensive than the same surgeries performed in a hospital outpatient department. Please expand the discussion to clarify whether you are referring solely to the cost of the use of the facility or whether the comparison includes surgeon fees, anesthesiology fees, etc. In addition, please clarify whether your facility charge is the same whether the surgery is performed in one of your ASCs or surgical hospitals. We may have additional comments.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that the cost savings comparison refers solely to facility charges in ASCs versus HOPDs, as the ASC rates and cost savings as described by the Office of Inspector General do not, by definition, include surgeon fees or otherwise, and are limited solely to facility fees. In addition, the Company respectfully advises the Staff that, while the surgeries performed at its surgical hospitals generally have higher facility charges than those performed at its ASCs, the discussion of cost savings in this portion of the Registration Statement is specifically focused on additional increased costs at HOPDs as compared to at its ASCs, as opposed to a comparison of such costs to its surgical hospitals. Please see the revisions on pages 3 and 97.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

June 22, 2015

Summary Consolidated Historical and Pro Forma Condensed Combined Financial…, page 15

7. Please tell us how you concluded it was appropriate to present pro forma cash flow information. Tell us the nature and amount of the adjustments that were used to calculate the pro forma cash flow amounts.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the Registration Statement to remove the pro forma cash flow information.

Risk Factors

Risks Related to Our Business and Industry

We may become involved in litigation which could negatively impact the value…, page 27

8. We note your disclosure that in certain instances former employees have brought claims against you. If you have had actions brought against you which caused a reduction in your revenues resulting in a material adverse effect on your business in the recent past, please discuss the claim and the consequences of the claim.

Response to Comment 8:

The Company respectfully advises the Staff that no actions have been brought against it in the recent past which have caused a reduction in revenues resulting in a material adverse effect on the Company’s business.

Certain of our partnership and operating agreements contain termination dates…, page 30

9. We note that certain of your limited partnership, general partnership and limited liability company agreements have termination dates by which the agreement expires by its terms. Please expand your disclosure to quantify the number of agreements which will expire within the next three years and whether the expiration of such agreement if not renewed will have a material adverse effect on your business.

Response to Comment 9:

The Company respectfully advises the Staff that it has a only a small number of limited partnership, general partnership and limited liability company agreements that expire by their terms, and that such agreements have termination dates so far into the future (the first occurring in 2024) that the Company does not believe this to be a material risk. As a result, the Company has revised the Registration Statement to delete this risk factor.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

June 22, 2015

Our variable rate indebtedness subject us to interest rate risk, which could cause…, page 36

10. Please expand your disclosure in this risk to provide the amounts currently outstanding under your Term Loans and Revolving Facility and to describe the interest rates to which your loans are subject.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the Registration Statement to describe the amounts currently outstanding and the interest rates of the Company’s Term Loans and Revolving Facility. Please see the revisions to the Risk Factors section on page 36.

Use of Proceeds, page 58

11. Please revise your disclosure to provide the amount of proceeds that will be used to repay a portion of the Second Lien Term Loan. Please make conforming revisions in the other areas of your prospectus where you provide a discussion of how proceeds from this offering will be used.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that all of the proceeds from this offering will be used to repay a portion of the Second Lien Term Loan and to pay expenses in connection with this offering. Please see the revisions on pages 14, 60 and 93. The Company further confirms that this disclosure will be revised to provide the amount of proceeds that will be used to repay the Second Lien Term Loan once the size of the offering is determined.

Capitalization, page 60

12. Please separate the line item cash and cash equivalents with a double underline to clearly separate it from your capitalization. Remove the line item ‘Total liabilities and stockholders’ equity (deficit)’ as not all liabilities from the balance sheet are included in the capitalization table. Please explain why you have not populated the historical amounts for stockholders’ equity (deficit), non-controlling interests and total historical capitalization.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the capitalization table in the Registration Statement to separate the line item ‘cash and cash equivalents’ with a double underline and to remove the line item ‘Total liabilities and stockholders’ equity (deficit)’. The Company has also populated the historical amounts for stockholders’ equity (deficit), non-controlling interests and total historical capitalization. Please see the revisions to the Capitalization section on page 62.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

June 22, 2015

Long Term Debt

Revolver, page 85

13. Please file the credit agreement that governs the Revolver as an exhibit.

Response to Comment 13:

In response to the Staff’s comment, the Company has added reference to the credit agreement governing the Revolver to the exhibit index of the Registration Statement and has submitted the credit agreement as an exhibit thereto.

Business

One of the Nation’s Largest and Fastest Growing Surgical Services Platform…, page 95

14. In this section where you first discuss Certificate of Need (“CON”) laws and on page 116 where you provide further discussion of these laws, please explain why CON laws only apply to your competitors and present a competitive advantage to existing operators such as yourself.

Response to Comment 14:

The Company has revised the Registration Statement to remove the discussion of the CON laws.

Our Operations Overview

General, page 105

15. We note your typical leases are for 10 years with two five year renewal options. Please quantify the number of leases you have for your facilities and the number of those leases which are set to expire within the next three years.

Response to Comment 15:

The Company has revised the Registration Statement to quantify the number of leases the Company has for its facilities and the number of those leases which are set to expire within the next three years. Please see the revisions to the Business section on page 109.

Competition, page 111

16. Please disclose where you rank among the largest ASC operators listed in this section.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

June 22, 2015

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the Company’s rank among the largest ASC operators identified as its primary competitors. Please see the revisions to the Business section on page 115.

Executive Compensation

Annual Cash Bonuses, page 137

17. We note that Mr. Doyle, Ms. Sparks and Mr. Crysel were eligible to earn target cash bonuses based on the achievement of specified EBITDA targets for the company as set forth in their employment agreements. Please expand your disclosure to describe these EBITDA targets in this section of your prospectus.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the Registration Statement to describe the EBITDA targets on which the Company’s executive cash bonuses are based. Please see the revisions to the Executive Compensation section on page 141.

Incentive Plans, page 140

18. We note that in connection with this offering, you intend to adopt an equity incentive plan and a cash incentive plan. Please expand your disclosure to describe these plans. Also, please file the cash incentive plan as an exhibit.

Response to Comment 18:

The Company respectfully advises the Staff that it will file the equity incentive plan and cash incentive plan in a subsequent amendment with sufficient time for the Staff to complete its review. The Company will also expand its disclosure in a subsequent amendment to describe these plans.

Principal Stockholders, page 148

19. Please revise your beneficial ownership table so that it is as of the most recent date practicable.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised the beneficial ownership table to use the most recent date practicable. Please see the revisions to the Principal Stockholders section on page 152.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

June 22, 2015

Index to Consolidated Financial Statements

General

20. We note your disclosure on pages 15 and 66 that the prospectus does not include financial statements of Surgery Partners, Inc. as it has been incorporated solely for the purpose of effecting the offering and currently holds no material assets and does not engage in any operations. However, we do not believe this provides a sufficient basis to omit the audited financial statements of the registrant. Please provide audited financial statements of the registrant Surgery Partners, Inc. as required by Rule 3-01(a) of Regulation S-X, or tell us why you believe such financial statements are not required.

Response to Comment 20:

In response to the Staff’s comment, the Company has included the audited balance sheet and footnote of Surgery Partners, Inc. in the Registration Statement as required by Rule 3-01(a) of Regulation S-X. Please see the revisions on pages 69 and F-4. In connection with the Reorganization, the financial statements will be consolidated at the Surgery Partners, Inc. level and the disclosure in a subsequent amendment will further reflect such consolidation.

Consolidated Statements of Operations, page F-5

21. You have disclosed on page F-18 that the company does not believe earnings per share to be a meaningful presentation in the financial statements. Therefore please clarify when the line items for net income (loss) per share and weighted average common shares outstanding will be populated in the statement of operations and what they will represent. Please clarify how the 1,000 shares of outstanding common stock shown in the statement of stockholders’ equity will be considered in these calculations.

Response to Comment 21:

The Company respectfully advises the Staff that the line items for net income (loss) per share and weighted average common shares outstanding will be populated in the statement of operations in a subsequent amendment following the Reorganization prior to effectiveness. Such earnings per share information will be based solely on the weighted average common shares outstanding (and common share equivalents, if any) associated with the formation of Surgery Partners, Inc. Therefore, the 1,000 common shares currently shown in the consolidated financial statements of Surgery Center Holdings, Inc. will not be the basis for the earnings per share information ultimately presented for Surgery Partners, Inc.

Consolidated Statements of Stockholders’ Equity, page F-7

22. It appears based on your disclosure on page F-36 that all compensation expense relates to B-Units. Therefore, please explain why the line items in 2012 and 2013 are labeled stock-based compensation and the line item for 2014 is unit-based compensation.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

June 22, 2015

Response to Comment 22:

In response to the Staff’s comment, the Company has revised the label on the 2012 and 2013 line items from stock-based compensation to unit-based compensation. Please see the revisions to the Consolidated Statements of Stockholders’ Equity section on page F-11.

Notes to Consolidated Financial Statements

12. Unit-Based Compensation, page F-36

23. You disclose on page F-17 that all option pricing models require the input of highly subjective assumptions including the expected stock price volatility and the expected exercise patterns of the option holders. Please expand your disclosures to describe the specific methods used to determine fair value of the units. Please tell us your consideration of including this as a critical accounting policy.

Response to Comment 23:

In response to the Staff’s comment, the Company has revised the footnote disclosure to describe the specific methods used to determine fair value of the units. Please see the revisions to the Notes to Consolidated Financial Statements section on page F-21.

The Company respectfully advises the Staff that this is a critical accounting policy because there is a high level of subjectivity involved in estimating unit-based compensation, and the Company expects that unit-based compensation will continue to represent a significant portion of employee compensation in order to retain key employees.

24. We may have additional comments on your accounting for equity issuances including unit-based compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your units leading up to the IPO and the estimated offering price.

Response to Comment 24:

The Company confirms that it will provide the Staff with an analysis explaining the reasons for the differences between recent valuations of the Company’s units leading up to the IPO once the Company has an estimated offering price.

Other Comments

25. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

June 22, 2015

Response to Comment 25:

The Company acknowledges the Staff’s comment and has filed certain additional exhibits with the Registration Statement and intends to file the remaining exhibit as soon as practicable, allowing adequate time for the Staff to review. The Company acknowledges that the Staff may have additional comments to additional exhibits as they are filed.

26. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response to Comment 26:

Prior to printing and distribution of the Company’s preliminary prospectus, and with sufficient time for the Staff to complete its review, the Company will provide the Staff with copies of any artwork or graphics that it intends to use as part of any registration statement.

27. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 27:

The Company acknowledges the Staff’s comment and advises the Staff that no written communications have been presented to potential investors to date in reliance on Section 5(d) of the Securities Act by the Company or on its behalf. The Company will provide the Staff with such written communications if any are presented to potential investors following the date of this letter.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

June 22, 2015

If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:    Michael Doyle

         Teresa Sparks